                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            BRITE VOICE SYSTEMS, INC.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   1104011105
                                 (CUSIP Number)

                                DANIEL D. HAMMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                INTERVOICE, INC.
                   INTERVOICE ACQUISITION SUBSIDIARY III, INC.
                             17811 WATERVIEW PARKWAY
                               DALLAS, TEXAS 75252
                                 (972) 454-8000

                                    COPY TO:

                               SAM P. BURFORD, JR.
                             THOMPSON & KNIGHT, P.C.
                         1700 PACIFIC AVENUE, SUITE 3300
                               DALLAS, TEXAS 75201
                                 (214) 969-1354

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 9, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 1104011105

--------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Persons .................................................................INTERVOICE, INC.
         I.R.S. Identification Nos. of the above persons (entities only)..................................75-1927578

--------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group                                                    (a) [ ]
         (See Instructions)                                                                                  (b) [X]

--------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                                                          BK (See Item 3)

--------------------------------------------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]

--------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         INTERVOICE, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF TEXAS.

--------------------------------------------------------------------------------------------------------------------
         Number of                 (7)      Sole Voting Power                                             9,158,155*
                                   ---------------------------------------------------------------------------------
         Shares
         Beneficially              (8)      Shared Voting Power                                            584,948**
                                   ---------------------------------------------------------------------------------
         Owned by
         Each                      (9)      Sole Dispositive Power                                        9,158,155*
                                   ---------------------------------------------------------------------------------
         Reporting
         Person With:              (10)     Shared Dispositive Power                                               0
--------------------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person                                      9,743,103

--------------------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                [ ]

--------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)                                                   79.37%

--------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                                                              CO

--------------------------------------------------------------------------------------------------------------------

* On April 27, 1999, Brite Voice Systems, Inc., a Kansas corporation (the "Company"), InterVoice, Inc., a Texas corporation ("Parent"), and InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser"), entered into an Acquisition Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on May 3, 1999, the Purchaser made an offer to purchase (the "Offer"), subject to certain terms and conditions described therein, 9,158,155 shares (the "Shares") of the Company's outstanding common stock, no par value per share (the "Common Stock"). The Merger Agreement further provides, among other things, that as soon as practical after the purchase of the Shares pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement, in accordance with the Kansas General Corporation Code and the Nevada General Corporation Law, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation of the Merger.

The Offer expired on Tuesday, June 1, 1999 at 12:00 midnight New York City time. Based on information provided by Harris Trust Company of New York, which is acting as the Depositary (the "Depositary") for the Offer, Parent reported that as of the expiration of the Offer, 11,296,186 shares of Common Stock (approximately 92% of the outstanding Common Stock) were properly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has deposited with the Depositary cash in payment for, 9,158,155 Shares at the purchase price of $13.40 per Share in cash. Accordingly, the Purchaser has purchased from each tendering holder of Common Stock approximately 81.07% of all shares validly tendered, with adjustment to avoid the purchase of fractional shares. As a result of the consummation of the Offer, the Purchaser owns approximately 75% of the outstanding Common Stock.

**As a condition and inducement to enter into the Merger Agreement, on April 27, 1999, Parent, the Purchaser, Stanley G. Brannan, Sue Brannan, Alan C. Maltz (individually and as custodian for his minor daughters), Scott A. Maltz, Glenn
A. Etherington, Leon A. Ferber, Ray S. Naeini, Donald R. Walsh and John F. Kelsey, III (the "Major Stockholders") who at such time had aggregate voting power and dispositive power with respect to approximately 25% of the Common Stock, entered into a Stockholders' Agreement (the "Stockholders' Agreement"). The Stockholders' Agreement provides, subject to certain conditions, that the Major Stockholders agree to (i) tender their respective Shares in the Offer and that they will not withdraw any Shares so tendered, and (ii) grant to Parent an irrevocable proxy to vote their Shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (A) in favor of the Merger and (B) against any action or agreement that would impede, interfere with or prevent the Merger, as more fully described in the Stockholders' Agreement. The Major Stockholders represented that they collectively owned 3,090,541 shares of Common Stock (the "MS Shares") prior to the consummation of the Offer. The Purchaser purchased 2,505,593 MS Shares (approximately 81.0% of the MS Shares) in the Offer. The Major Stockholders continue to own 584,948 MS Shares. All such MS Shares continue to be subject to the terms and conditions of the Stockholders' Agreement.

Parent and the Purchaser each expressly declares that the filing of this amendment to the statement on Schedule 13D shall not be construed as an admission that either Parent or the Purchaser is the beneficial owner of any of the 584,948 MS Shares covered by this statement.

                              CUSIP NO. 1104011105

--------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Persons   . . . .                             INTERVOICE ACQUISITION SUBSIDIARY III, INC.
         I.R.S. Identification Nos. of the above persons
                  (entities only).........................................................................75-2816154

--------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)                                (a)  [ ]
         (See Instructions)                                                                                 (b)  [X]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                                                          BK (See Item 3)
--------------------------------------------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         INTERVOICE ACQUISITION SUBSIDIARY III, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF
         NEVADA.
--------------------------------------------------------------------------------------------------------------------
         Number of         (7)      Sole Voting Power                                                     9,158,155*
                           -----------------------------------------------------------------------------------------
         Shares
         Beneficially      (8)      Shared Voting Power                                                    584,948**
                           -----------------------------------------------------------------------------------------
         Owned by
         Each              (9)      Sole Dispositive Power                                                9,158,155*
                           -----------------------------------------------------------------------------------------
         Reporting
         Person With:      (10)     Shared Dispositive Power                                                       0
--------------------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person                                      9,743,103

--------------------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                [ ]

--------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)                                                   79.37%

--------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                                                              CO

--------------------------------------------------------------------------------------------------------------------

* (See previous footnote on page 2)
** (See previous footnote on page 2)

                              CUSIP NO. 1104011105


                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 to the Statement on Schedule 13D ("Schedule 13D") dated May 17, 1999, filed by InterVoice, Inc., a Texas corporation ("Parent"), and InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser"), with respect to the beneficial ownership by such entities of shares of common stock, no par value (the "Common Stock"), of Brite Voice Systems, Inc., a Kansas corporation (the "Company" or the "Issuer") is made to amend Items 2, 3, 5, 6 and 7.

ITEM 2.  IDENTITY AND BACKGROUND.

         The response to Item 2 is hereby amended and restated in its entirety to read as follows:

         (a)-(c) This Schedule 13D is being filed jointly by the Purchaser and Parent. The information set forth in the "INTRODUCTION" and Section 9 "-Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase dated May 3, 1999, as amended (the "Offer to Purchase") is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

         (d)-(e) During the last five years neither Parent or the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended and supplemented to read as follows:

         The information set forth in "Item 4 - Source and Amount of Funds or Other Consideration" of Schedule 14D-1/A (Amendment No. 4) filed by Parent and the Purchaser on June 14, 1999, is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and restated in its entirety:

         (a) As a result of the consummation of the Offer, Parent and the Purchaser will beneficially own 9,158,155 shares of Common Stock, which represents approximately 74.60% of the outstanding shares of Common Stock. Parent and the Purchaser may be construed as being the beneficial owners of an additional 584,948 shares of Common Stock, such MS Shares representing approximately 4.77% of the outstanding shares of Common Stock, pursuant to the terms of the Stockholders' Agreement. Parent and the Purchaser expressly disclaim beneficial ownership of the 584, 948 MS Shares. To the knowledge of Parent and the Purchaser, David W. Brandenberg, a member of the Board of Directors of Parent, is the beneficial owner of 18,928 shares of Common Stock. Parent and the Purchaser expressly disclaim beneficial ownership of these 18,928 shares of Common Stock.

         (b) The Purchaser directly, and Parent indirectly, owns 9,158,155 shares of Common Stock and has the sole power to dispose of and vote such shares. Parent shares the power to vote or direct the vote of 584,948 shares of Common Stock as result of the grant to Parent of an irrevocable proxy by the Major Stockholders pursuant to the Stockholders' Agreement. As a party to the Stockholders' Agreement, the Purchaser may be deemed to share the power to vote or direct the vote of the 584,948 shares of Common Stock. To the knowledge of Parent and the Purchaser, David W. Brandenberg has the sole power to vote or direct the vote of 18,928 shares of common stock.

         (c) Except as described in the Merger Agreement, the Stockholders' Agreement and "Item 6 - Interest in Securities of the Subject Company" of
Schedule 14D-1/A (Amendment No. 4) filed by Parent and the Purchaser on June 14, 1999, and incorporated herein by reference, none.

         (d) None.

         (e) Not applicable.

                              CUSIP NO. 1104011105


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 6 is hereby amended and supplemented as follows:

                  The information set forth in "Item 4 - Source and Amount of Funds or Other Consideration" of Schedule 14D-1/A (Amendment No. 4) filed by Parent and the Purchaser on June 14, 1999, is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The response to Item 7 is hereby amended and restated in its entirety as follows:

         (1) The Credit Agreement, dated June 1, 1999, among InterVoice, Inc., InterVoice Acquisition Subsidiary III, Inc., Bank of America National Trust and Savings Association, an administrative agent and other agents and lenders and certain other financial institutions indicated as being parties to the Credit Agreement, a copy of which is filed as Exhibit (b)(1) to the Schedule 14D-1/A filed by Parent and the Purchaser on June 14, 1999, and incorporated herein by reference.

         (2)      (a) The Offer to Purchase, dated May 3, 1999, a copy of which is filed as Exhibit (a)(1) to the Schedule 14D-1 filed by Parent and the Purchaser and incorporated herein by reference.

                  (b) Supplemental Letter dated May 10, 1999, a copy of which is filed as Exhibit (a) (11) to the Schedule 14D-1 (Amendment No. 2) filed by Parent and the Purchaser and incorporated herein by reference

                  (c) Supplemental Letter dated May 17, 1999, a copy of which is filed as Exhibit (a) (12) to the Schedule 14D-1 (Amendment No. 3) filed by Parent and the Purchaser and incorporated herein by reference

                  (d Acquisition Agreement and Plan of Merger, dated as of April 27, 1999, by and among Parent, the Purchaser and the Company , a copy of which is filed as Exhibit (c)(1) to the Schedule 14D-1 filed by Parent and the Purchaser and incorporated herein by reference.

         (3) Stockholders' Agreement, dated as of April 27, 1999, by and among Parent, the Purchaser and certain stockholders of the Company named therein, a copy of which is filed as Exhibit
                  (c)(2) to the Schedule 14D-1 filed by Parent and the Purchaser and incorporated herein by reference.

                              CUSIP NO. 1104011105


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 17, 1999                     INTERVOICE, INC.



                                        By: /s/ ROB ROY J. GRAHAM
                                           -----------------------------------
                                           Name:  Rob-Roy J. Graham
                                           Title: Chief Financial Officer

                              CUSIP NO. 1104011105


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




June 17, 1999                   INTERVOICE ACQUISITION SUBSIDIARY III, INC.



                                By: /s/ ROB ROY J. GRAHAM
                                   --------------------------------------------
                                   Name:  Rob-Roy J. Graham
                                   Title: President and Chief Financial Officer